June 30, 2016

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Monick

RE:	Brookfield Asset Management Inc.
Form 40-F for the year ended December 31, 2015
Filed on March 31, 2016
File No. 033-97038

Thank you for your letter dated June 8, 2016. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Exhibit 99.2

Financial Profile, page 28

1.	We note your disclosure of certain inputs used in your valuation of your investment properties and your property, plant and equipment. Please tell us what consideration you gave to providing a sensitivity analysis of those assumptions based upon reasonably likely changes.

In determining whether to include sensitivity analysis for certain inputs used in the valuation of investment properties and property, plant and equipment (“PP&E”) included in Form 40-F, the Company considered the guidance in National Instrument Form 51-102F1 – Management’s Discussion and Analysis (“NI 51-102F1”) and IFRS 13, Fair Value Measurement (“IFRS 13”).

Item 1.12 of NI 51-102F1 advises providing quantitative disclosure for certain estimates, which may include sensitivity analysis, when the assumptions used in the estimate relate to matters that are highly uncertain at the time that the estimate is made and when reasonable changes in these assumptions would have a material impact on the Company’s financial condition or financial performance.

The assumptions used to fair value the Company’s investment properties and PP&E are based on market data, adjusted to reflect factors specific to the underlying asset and the geography where it is located. These assumptions are supported by market data and transactional evidence for similar assets that have been bought and sold in the open market. As such, we do not consider the assumptions associated with valuing the majority of the Company’s investment properties and PP&E to be highly uncertain at the time that the estimate is made.

As discussed in Form 40-F, the effect of changes in cash flows and discount rates on the value of Company’s investment properties and PP&E tend to be inversely correlated as the circumstances that give rise to increased cash flows give rise to increased interest rates, which may result in higher discount rates (and vice versa). Accordingly, it is probable that a change in any one assumption to an equally reasonable alternative would require changes in other assumptions that are interrelated and may have an overall offsetting impact. This is supported by the fact that capitalization rates for real assets such as the Company’s investment properties and PP&E, which have dynamic cash flows, tend to be relatively inelastic to movements in interest rates caused by those same circumstances (i.e. strong economic growth, inflation). As such, the Company does not believe that using equally reasonable assumptions in the current period would result in a material impact on its financial condition or financial performance.

The Company’s portfolio of investment properties and PP&E is diversified by asset type, asset class and geography. The effect of changes in assumptions that are considered to be reasonably likely to occur from period to period may also have an overall offsetting impact across the Company’s broader portfolio. Accordingly, the Company also believes that reasonably likely changes in assumptions from period to period would not have a material impact on the Company’s financial condition or financial performance.

The Company also considered the disclosure requirements of IFRS 13, which do not require quantitative sensitivity analysis for non-financial assets measured at fair value; however qualitative analysis is provided in the footnotes to the Consolidated Financial Statements.

Based on the forgoing, the Company concluded that sensitivity analysis for certain inputs used in the valuation of its investment property and PP&E is not required.

Liquidity, page 59

2.	Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please provide us with the disclosure you intend to include in future filings.

Brookfield Asset Management Inc. is a Canadian corporation and therefore is not subject to Canadian tax on the repatriation of foreign cash balances.

The Company’s non-Canadian subsidiaries consist primarily of three publicly listed limited partnerships that the Company controls: Brookfield Property Partners, Brookfield Renewable Partners and Brookfield Infrastructure Partners, collectively the “Principal Subsidiaries”, each of which are Bermudian partnerships. The Principal Subsidiaries, in turn, each own a number of subsidiaries (“Other Subsidiaries”), certain of which are foreign subsidiaries.

The table below disaggregates consolidated cash and cash equivalents between Canadian and foreign jurisdictions, segregated by corporate, Principle Subsidiaries and Other Subsidiaries.

US$ Millions	Corporate		Principal Subsidiaries		Other Subsidiaries		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014
Canada	$244	$226	$33	$45	$317	$299	$594	$571
Foreign	264	322	82	145	1,834	2,124	2,180	2,590

Total	$509	$548	$115	$190	$2,150	$2,423	$2,774	$3,160

Corporate cash balances are readily available for use and cash balances currently held in foreign jurisdictions can be repatriated to Canada without material tax consequence.

Distributions from the Principal Subsidiaries are not taxable to the Company. As a limited partner of these entities, the Company is attributed its proportionate share of the partnerships’ taxable income based on the underlying composition of the partnerships income, irrespective of what distributions are made. The taxable attribution of the Principal Subsidiaries earnings is included within the Company’s consolidated income tax provision. Accordingly, there is no potential tax impact arising from the repatriation of undistributed earnings from the Principal Subsidiaries above what has already been reflected in the Company’s tax provision.

The repatriation of undistributed earnings of the Other Subsidiaries would be to the Principal Subsidiaries themselves, not to the Company. The repatriation of foreign cash held within the Other Subsidiaries to the Principal Subsidiaries would not result in the imposition of material tax consequences to the Principal Subsidiaries. Should the Company, through its controlling interest as the general partner of the Principal Subsidiaries, choose to repatriate this cash, it would flow from the Principal Subsidiaries to all limited partners, including the Company, as per the structure discussed above. This repatriation would result in no incremental tax to the Company.

In future filings, the Company will include disclosure substantially similar to the following:

Corporate level liquidity is readily available for use without any material tax consequences. Our ability to finance corporate transactions will be met with existing cash and financial asset balances, available liquidity on corporate credit facilities and capital markets activity, if required.

Our Principal Subsidiaries are publicly listed limited partnerships that are able to repatriate cash without the imposition of material tax consequences on the partnerships themselves. As a limited partner, we receive distributions from these subsidiaries, which are not taxable to us. We recognize income taxes based on our share of the partnerships’ taxable income and we record this as part of our tax expense.

The majority of our investments in the assets and businesses across our operations are primarily funded by our Principal Subsidiaries; the underlying liquidity of these assets or businesses will not to be repatriated directly to the Company. Should the Company, through its controlling interest, choose to repatriate this cash, the Principal subsidiaries would receive their proportionate share of the cash balance. The Company, in turn, would receive a distribution from the Principal Subsidiaries. Such repatriations would not have any material tax consequences to the Company.

Notes to the Consolidated Financial Statements

6. Fair Value of Financial Instruments, page 112

3.	We note your table at the bottom of page 116. Please tell us how you complied with paragraph 93(e) of IFRS 13, or tell us how you determined it was appropriate to net additions with disposals.

Paragraph 19(e) of IFRS 13 requires separate disclosure for “purchases, sales, issues and settlements” of financial assets and liabilities classified as Level 3. The table below presents additions and disposals of financial assets and liabilities classified as Level 3 on a gross basis:

	2015		2014
For the years ended December 31, (Millions)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Additions	$—	$99	$530	$298
Disposals	(2,068)	(113)	(306)	(9)

Disposals, net of additions	$(2,068)	$(14)	$224	$289

For context, and as noted in our disclosure on page 116 of the Form 40-F, the disposals disclosed include financial assets that have been reclassified to equity accounted investments.

When preparing financial statement disclosures, including financial statement note disclosures, we apply materiality in accordance with IAS 1 paragraph 31. We have netted these additions and disposals because we are of the view that this was not material.

If additions and disposals were individually material, the Company would present the balances on a gross basis.

13. Intangible Assets, page 132

4.	We note that you have recorded intangible assets not subject to amortization in connection with the acquisition of hospitality assets in the UK. Please tell us more about the trademarks and the factors you considered in determining that they have an indefinite life. In this regard, please tell us how you determined there are no legal, contractual, competitive, economic, or other factors that limit the useful life of the trademarks. Please refer to paragraphs 88-96 of IAS 38.

In August 2015, a subsidiary of the Company acquired a U.K. resort operation (“Center Parcs”). As part of the purchase price allocation, approximately $1.0 billion of value was ascribed to indefinite life trademarks in the U.K., the Republic of Ireland and the Channel Islands. The value of these trademarks is derived predominately from the trade name “Center Parcs”, as this is the primary trade name that customers identify. Center Parcs also owns various other trade names that are used across the sites, including food and beverage, retail and leisure brands. The Company has the legal right to use these trademarks in perpetuity.

In assessing the accounting for Center Parcs’ trademarks, the Company analyzed the following factors, considering the guidance on the determination of an intangible asset’s useful life in IAS 38 paragraphs 88 to 96. In particular, we considered the following factors in determining the useful life of an intangible asset in paragraph 90, as follows:

•	Center Parcs has a history of generating net cash inflows since the first site opened in the U.K. in 1987. The ownership of Center Parcs has changed various times over this period, evidencing that this business has been able to continue profitable operations irrespective of the different ownership groups and management teams operating it since inception.

•	Center Parcs has experienced consistent revenue growth above inflation, stable occupancy rates above 90% over the last 17 years (including years of economic downturn) and strong profit margins. This demonstrates the stability of the industry and market in which Center Parcs operates as well as the long duration of the asset.

•	Center Parcs is an operator of resorts that provides lodge style accommodations, situated in forest locations. The nature of Center Parcs’ business is not dependent on technology or commercial innovations in any material way. Given the nature of the business, the Company does not consider it to be subject to obsolescence due to technical, technological or commercial disruptions that could have a material impact on the business.

•	Center Parcs has benefitted from no significant direct competition, strong brand loyalty, and a history of continued investment in new sites. Through the due diligence phase of the acquisition, the Company identified several factors that support the value of the brand, including the following:

•	Brand loyalty has been demonstrated within Center Parcs’ historical records with 35% of guests returning in one year and 60% returning within 5 years.

•	The Center Parcs name has high brand awareness in the U.K. market at 95%, based on an independent market survey completed by LVQ Research, an independent marketing research firm, in 2015. In the Company’s business plans, adequate marketing expenses were included, ~$20 million per year, to ensure ongoing maintenance of high levels of brand awareness.

•	There are high barriers to entry for competitors in respect of the capital investment required, scarcity of suitable sites and challenges in obtaining Government consents.

•	The Company’s underwriting for the acquisition of Center Parcs was based on an indefinite ownership period and included ongoing maintenance and capital expenditures, to ensure the assets are maintained in optimal working condition.

•	The Company (or any successor owner) has the legal right to operate the Center Parcs trademarks in perpetuity. Center Parcs exclusive right to use its trademarks is governed by contractual right that has an indefinite term and cannot be terminated for either party’s convenience or upon a change of control of either party.

•	The trademark assets are not dependent on the use of other assets in the business. The physical assets in the parks are required to earn cash flows from the existing business but the trademarks can also be leveraged across new assets or developments. Center Parcs has a history of leveraging the brand to successfully add new sites to its portfolio. This includes, most recently, its Woburn site, which was completed in 2014 in Southeast England and reached occupancy rates of 97% during 2015. A high occupancy rate for a new site within its first year of operation evidences the strength of the brand and the ability to leverage it across new assets, which are not dependent on other assets in the portfolio.

To assist in determining the value and useful life of the intangibles the Company also engaged an independent valuator. The valuators appraised the value of the trademark intangible, which is the same value that the Company used in its financial statements, and independently concluded that this asset has an indefinite useful life, supporting the Company’s assessment that the intangible has an indefinite useful life. As at the time of filing the Company’s Form 40-F, the valuators report was still in draft and, accordingly, the purchase price allocation for Center Parcs was considered preliminary.

Based on the above analysis, the Company has not identified factors that limit the period over which the trademarks are legally able to and are expected to generate net cash inflows. Accordingly, the Company has concluded that the trademarks have an indefinite useful life.

In addition to the responses above, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 363-9491.

Yours truly,

/s/ Brian D. Lawson
Brian D. Lawson Chief Financial Officer Brookfield Asset Management Inc.